Exhibit (a)(5)(C)

Bimini Capital Management Announces Preliminary Results of Tender Offer

VERO BEACH, Fla., July 2, 2019 (GLOBE NEWSWIRE) -- Bimini Capital Management, Inc. (OTCQB: BMNM) (“Bimini Capital”) today announced the preliminary results of its “modified Dutch auction” tender offer to purchase up to $2.2 million in value of shares of its Class A common stock, par value $0.001 per share  (the “Class A Common Stock”), which expired at 5:00 P.M., New York City time, on July 1, 2019 (the “Offer”).

Based on the preliminary count by Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), the depositary for the Offer, a total of 2,685,144 shares of Class A Common Stock were properly tendered and not properly withdrawn at the purchase price of $2.00 per share, including 1,502 shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the Offer, and based on the preliminary count by the depositary, Bimini Capital expects to acquire approximately 1,100,000 shares of Class A Common Stock at a price of $2.00 per share, for an aggregate cost of approximately $2.2 million, excluding fees and expenses relating to the Offer. These shares represent approximately 8.7% percent of the shares of Class A Common Stock outstanding as of June 28, 2019. Based on these preliminary numbers, Bimini Capital anticipates that, following settlement of the Offer, it will have approximately 11,608,555 shares of Class A Common Stock outstanding.

Due to the oversubscription of the Offer, based on the preliminary count described above, Bimini Capital will accept for purchase on a pro rata basis approximately 41.0% of the shares of Class A Common Stock properly tendered and not properly withdrawn at the purchase price of $2.00 per share by each tendering stockholder (other than “odd lot” holders, whose shares of Class A Common Stock will be purchased on a priority basis).

The number of shares of Class A Common Stock to be purchased and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares of Class A Common Stock tendered through notice of guaranteed delivery will be delivered within the two business day settlement period. The final number of shares of Class A Common Stock to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares of Class A Common Stock accepted for purchase under the Offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Stockholders who have questions or would like additional information about the Offer may contact Broadridge, the information agent for the Offer, toll-free at (855) 793-5068.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Class A Common Stock.

About Bimini Capital Management, Inc.

Bimini Capital Management, Inc. invests primarily in, but is not limited to investing in, residential mortgage-related securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae). Its objective is to earn returns on the spread between the yield on its assets and its costs, including the interest expense on the funds it borrows.  In addition, Bimini Capital generates a significant portion of its revenue serving as the manager of Orchid Island Capital, Inc.

Forward Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements are based on Bimini Capital’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein. Additional information about the factors that may affect Bimini Capital’s operations is set forth in Bimini Capital’s current and periodic reports filed with the U.S. Securities and Exchange Commission, including Bimini Capital’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Item 1A. RISK FACTORS” in Bimini Capital’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 20, 2019. The forward-looking statements in this communication are based on information available to Bimini Capital as of the date hereof.

Except as required by law, Bimini Capital undertakes no obligation to update or revise the information contained in this press release or any other forward-looking statement, whether written or oral, that may be made as a result of new information, future events or otherwise.

For more information, contact:

Broadridge Corporate Issuer Solutions, Inc.
Toll Free: (855) 793-5068

Bimini Capital Management, Inc.
Robert E. Cauley, 772-231-1400
Chairman and Chief Executive Officer
www.biminicapital.com